# FAIR WIND SECRETARIAL SERVICES LIMITED
# 富榮秘書服務有限公司

8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈八樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

[redacted]er, 16 Stanley Street, Central, Hong Kong.
[redacted]利街十六號騏利大廈九樓
[redacted]2827 4836 • E-mail: fw@fairwind.com.hk


07026747

Your Ref:

Our Ref: S/5411/89 LTO/sl

7th September, 2007

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Room 3045 (Stop 3-4),
450 Fifth Street,
Washington, D.C.20549,
United States of America.

SUPPL

RECEIVED
2007 SEP 19 A 6:57

Ladies and Gentlemen,

Re: Starlight International Holdings Limited
("the Company")
Rule 12g3-2(b) Exemption
File No.82-3594

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of the Company, enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 11, 1994.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2827 4748 in Hong Kong if you have any questions.

Thank you for your attention.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director

PROCESSED
SEP 24 2007
THOMSON
FINANCIAL

PROCESSED
SEP 24 2007
THOMSON
FINANCIAL

Enc.
c.c. the Company

9/19

File No. 82-3594

Annex A to Letter to the SEC
Dated 7th September, 2007 of
Starlight International Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

**DESCRIPTION OF DOCUMENT**

1. Title : Notification of movement of securities in Hong Kong

   Date : 31st August, 2007

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement; and

**FORM I**

Monthly Return on Movement of Listed Equity Securities
For the month ended 31st August, 2007

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Starlight International Holdings Limited
(Name of Company)

Mr. Peter Lee Yip Wah Tel No.: 28271778
(Name of Responsible Official)

Date: 7th September, 2007

(A) **Information of Types of Listed Equity Securities**:
(please tick wherever applicable)

| | | | | | |
|---|---|---|---|---|---|
| 1. | Ordinary shares | : | √ | 2. | Preference shares: |
| 3. | Other classes of shares | : | | | please specify: ______ |
| 4. | Warrants | : | | | please specify: ______ |

(B) **Movement in Authorised Share Capital:**

| | No. of Ordinary shares/Preference shares/other classes of shares | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month: | 1,250,000,000 | $0.40 | $500,000,000 |
| Increase/(Decrease) (SGM approval date): | Nil | Nil | Nil |
| Balance at close of the month: | 1,250,000,000 | $0.40 | $500,000,000 |

(C) **Movement in Issued Share Capital:**

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 790,767,614 | Nil | Nil |
| Increase/(Decrease) during the month | 0 | Nil | Nil |
| Balance at close of the month: | 790,767,614 | Nil | Nil |

(D) Details of Movement:
* please delete and insert "N/A" wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS*<br>Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. Employee share option scheme adopted on 12th September, 2002 | | | | | | |
| Exercise price: HK$0.86 | 3,000,000 | Nil | Nil | Nil | 3,000,000 | |
| Exercise price: HK$0.814 | 500,000 | Nil | Nil | Nil | 500,000 | |
| Exercise price: HK$0.89 | 12,440,000 | Nil | Nil | Nil | 12,440,000 | |
| Exercise price: HK$1.45 | 2,000,000 | Nil | Nil | Nil | 2,000,000 | |
| Exercise price: HK$1.66 | 200,000 | Nil | Nil | Nil | 200,000 | |
| Exercise price: HK$1.72 | 40,000 | Nil | Nil | Nil | 40,000 | |
| Exercise price: HK$1.93 | 3,000,000 | Nil | Nil | Nil | 3,000,000 | |
| 2. Employee share option scheme adopted on<br>Exercise price: HK$ | | | | | | |
| WARRANTS*<br>Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. ____<br>Subscription price HK$ ____<br>2. ____<br>Subscription price HK$ ____ | | | | | | |

| CONVERTIBLES* Class | Units | Converted (Units) | Units | |
|---|---|---|---|---|
| Convertibles Notes<br>Convertible price: HK$ ________ | N/A | N/A | N/A | |
| OTHER ISSUES OF SHARES* | | | | |
| Rights Issue | Price: | Issue and allotment Date: | | |
| Placing | Price: | Issue and allotment Date: | | |
| Bonus Issue | | Issue and allotment Date: | | |
| Scrip Dividend | | Issue and allotment Date: | | |
| Repurchase of share | | Cancellation Date: | | |
| Redemption of share | | Redemption Date: | | |
| Consideration issue | Price: | Issue and allotment Date: | | |
| Others (Please specify) | Price: | Issue and allotment Date: | | |
| | | Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: | | 0 |

Remarks:

Authorised Signatory:

Name: Peter Lee Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
#a5411/form1.doc/sl

END